UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 1, 2023

ARES ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39972	98-1538872
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor New York, New York 10167
(Address of Principal Executive Offices) (Zip Code)

(310) 201-4100

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value per share, and one-fifth of one redeemable warrant	AAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	AAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	AAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On August 1, 2023, Ares Acquisition Corporation (“AAC” or the “Company”) held an extraordinary general meeting (the “Shareholder Meeting”) at which the Company’s shareholders approved a proposal to amend the Company’s amended and restated memorandum and articles of association (as amended, the “Memorandum and Articles of Association”) to extend the date by which the Company has to consummate a business combination (the “Charter Extension”) from August 4, 2023 to November 6, 2023, or such earlier date as the Company’s board of directors may approve in accordance with the Memorandum and Articles of Association (the “Extension Amendment Proposal”). The Extension Amendment Proposal is described in more detail in the Company’s definitive proxy statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 12, 2023 (the “Proxy Statement”). The final voting results of the Extension Amendment Proposal voted upon at the Shareholder Meeting are indicated below.

The foregoing description is qualified in its entirety by reference to the amendment to the Memorandum and Articles of Association, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

Item 5.07	Submission of Matters to a Vote of Security Holders.

The information disclosed under Item 5.03 of this Current Report on Form 8-K (this “Current Report”) is incorporated by reference into this Item 5.07 to the extent required herein.

At the Shareholder Meeting, holders of 36,950,974 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), and 25,000,000 Class B ordinary shares, par value $0.0001 per share, of the Company (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”) were present in person, virtually over the internet or by proxy, representing approximately 86.0% of the voting power of the Ordinary Shares as of June 23, 2023, the record date for the Shareholder Meeting, and constituting a quorum for the transaction of business. A summary of the voting results at the Shareholder Meeting is set forth below:

The shareholders approved the Extension Amendment Proposal and the voting results for the proposal were as follows:

The Extension Amendment Proposal

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
1.	61,940,182	7,516	3,276

As there were sufficient votes to approve the Extension Amendment Proposal, the “Adjournment Proposal” described in the Proxy Statement was not presented to shareholders.

Item 8.01	Other Events.

Sponsor Contribution to the Trust Account

As previously announced, (a) on January 26, 2023 the Company issued an unsecured promissory note (the “Original Promissory Note”) in an aggregate principal amount of up to $7,200,000 to the Company’s sponsor, Ares Acquisition Holdings LP (the “Sponsor”) and (b) on July 24, 2023, the Company amended and restated the Original Promissory Note (the “Amended and Restated Note”) to increase the aggregate principal amount thereunder to up to $10,800,000, representing the continuation of monthly deposits directly to the Company’s trust account (the “Trust Account”) of $0.0255 for each outstanding Class A Ordinary Share (each deposit, an “Additional Contribution”), following and subject to the approval of the Extension Amendment Proposal.

The Additional Contributions, which will be paid monthly (or a pro rata portion thereof if less than a full month), will begin on August 2, 2023 (in lieu of any payment on August 1, 2023), and thereafter on the first day of each month (or if such first day is not a business day, on the business day immediately preceding such first day) until the earlier of (i) the consummation of a business combination, and (ii) November 6, 2023 (or any earlier date of termination, dissolution or winding up of the Company in accordance with its Memorandum and Articles of Association or as otherwise determined in the sole discretion of the Company’s board of directors) (the earlier of (i) and (ii), the “Maturity Date”). The Amended and Restated Note will not bear any interest and will be repayable by the Company to the Sponsor upon the Maturity Date. The funds in the Trust Account remain invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations. The Maturity Date may be accelerated upon the occurrence of an “Event of Default” (as defined in the Amended and Restated Note). Any outstanding principal under the Amended and Restated Note may be prepaid at any time by the Company, at its election and without penalty.

Redemptions

The information disclosed under Item 5.03 and Item 5.07 of this Current Report is incorporated by reference into this Item 8.01 to the extent required herein.

In connection with the vote to approve the Extension Amendment Proposal, holders of 1,392,821 Class A Ordinary Shares exercised their right to redeem their shares for cash at a redemption price of approximately $10.58 per share, for an aggregate redemption amount of approximately $14,733,061.04. As a result, approximately $14,733,061.04 will be removed from the Trust Account to redeem such shares and 45,604,260 Class A Ordinary Shares will remain outstanding after the redemption has been effected. Upon payment of the redemption, approximately $482,395,329.56 will remain in the Trust Account prior to any Additional Contribution made by the Sponsor pursuant to the Amended and Restated Note.

On August 1, 2023, AAC issued a press release announcing the number of the Company’s Class A Ordinary Shares that had been validly redeemed by shareholders in accordance with Article 49.5 of the Memorandum and Articles of Association, as well as amounts that will remain in the Trust Account.

A copy of the press release is attached to this Current Report on as Exhibit 99.1 and is incorporated herein by reference.

Business Combination Agreement

As previously announced, AAC and X-Energy Reactor Company, LLC, a Delaware limited liability company (“X-energy”), entered into a Business Combination Agreement, dated as of December 5, 2022 (as amended on June 11, 2023 and as it may be further amended or supplemented from time to time, the “Business Combination Agreement”), by and among AAC, X-energy and, solely for purposes of Section 1.01(f), Section 6.25 and Article IX of the Business Combination Agreement, certain other parties thereto. In connection with the Charter Extension and the approval of the Extension Amendment Proposal, AAC and X-energy agreed and acknowledged that the outside date under the Business Combination Agreement has been extended to November 6, 2023.

Additional Information and Where to Find It

On July 12, 2023, AAC filed a definitive proxy statement with the SEC in connection with its solicitation of proxies for the Shareholder Meeting. In connection with the business combination (the “Business Combination”) with X-energy, AAC has filed a registration statement on Form S-4 on January 25, 2023 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto, filed on March 24, 2023, June 12, 2023, July 3, 2023 and July 25, 2023, respectively, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s Ordinary Shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This Current Report contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Additional Contributions and the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions, including as a result of redemptions or the failure by shareholders to adopt the Extension Amendment Proposal; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the proposed Business Combination; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-Energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the Registration Statement and the proxy statement/prospectus related to the transaction and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations.

No Offer or Solicitation

This Current Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

3.1	Second Amendment to the Amended and Restated Memorandum and Articles of Association.

99.1	Press Release, dated August 1, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

Ares Acquisition Corporation

August 1, 2023

	By:	/s/ David B. Kaplan
	Name:	David B. Kaplan
	Title:	Chief Executive Officer and Co-Chairman

Exhibit 3.1

Ares Acquisition Corporation

(the “Company”)

MINUTES OF AN EXTRAORDINARY GENERAL MEETING OF THE COMPANY HELD VIRTUALLY AND AT THE OFFICES OF KIRKLAND & ELLIS LLP, 601 LEXINGTON AVE, NEW YORK, NY 10022, UNITED STATES OF AMERICA ON AUGUST 1, 2023 AT 9.30AM (EASTERN TIME)

Present:	As set out in the Schedule

In Attendance:	As set out in the Schedule

1	Officers of the Meeting

It was resolved that Anton Feingold and Allyson Satin be appointed as chairperson and secretary, respectively, of the meeting.

2	Constitution of the Meeting

2.1

The Chairperson noted that the Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles”) provides that the quorum for a general meeting of the Company is the holders of a majority of all shares of the Company in issue being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy.

2.2

The Chairperson noted that written notice of the meeting (the “Notice”) had been sent to all shareholders of record of the Company (the “Shareholders”) on June 23, 2023 and that a quorum of the Shareholders were present in person or by proxy. It was noted that the Notice confirmed that the meeting may be attended virtually online via the internet and telephone details as noted therein, and that the physical location of the meeting for the purposes of the Memorandum and Articles would be as noted therein.

2.3

The Chairperson noted that the Company had received a copy of the Affidavit of Mailing (a copy of which is attached to these minutes), prepared by Morrow Sodali LLC, which confirms that the Notice mailing to Shareholders commenced on July 12, 2023 via e-mail.

2.4	The Chairperson noted that the record date for the meeting was June 23, 2023.

2.5

The Chairperson introduced Jerry Peter of Morrow Sodali LLC who acted as inspector of election (the “Inspector”) during the meeting. The Chairperson noted that the Company had received copies of the Oath of Inspector of Election and Certificate and Report of Inspector of Election (copies of which are attached to these minutes) from the Inspector.

2.6	Accordingly, the Chairperson declared the meeting duly constituted.

2.7	The Chairperson noted that prompt notice of any action taken at the meeting shall be given to each Shareholder not in attendance in person or by proxy following the meeting.

3	Business of the Meeting

The Chairperson noted that the purpose of calling the meeting was for the Shareholders to consider and, if thought fit, approve the resolutions contained in the Notice and which are set out below.

4	Proposal No. 1 — The Extension Amendment Proposal

RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(a)	deleting the existing first sentence of Article 49.7 in its entirety and the insertion of the following language in its place:

“In the event that the Company does not consummate a Business Combination by November 6, 2023, or such earlier date as the board of Directors may approve in accordance with the Articles, the Company shall:”

(b)	deleting the existing Article 49.8(a) in its entirety and the insertion of the following language in its place:

“to modify the substance or timing of the Company’s obligation to: (i) allow redemptions of the Public Shares in connection with a Business Combination; or (ii) redeem 100 per cent of the Public Shares if the Company has not completed a Business Combination by November 6, 2023, or such earlier date as the board of Directors may approve in accordance with the Articles; and/or”

5	Voting

5.1	The resolutions referenced above were put to the meeting.

5.2	The voting results of the resolutions are set out in the Certificate and Report of Inspector of Election (a copy of which is attached to these minutes).

5.3	The Chairperson declared that the resolutions referenced above were carried.

(The remainder of this page is intentionally left blank – signature page follows)

3

6	Termination of Meeting

There being no further business the meeting was concluded.

/s/ Anton Feingold	/s/ Allyson Satin
Anton Feingold Chairperson	Allyson Satin Secretary

4

Exhibit 99.1

Ares Acquisition Corporation Announces Successful Second Extension and Redemption Results

NEW YORK – August 1, 2023 – Ares Acquisition Corporation (NYSE: “AAC.U”, “AAC”, “AAC WS”) (“AAC” or the “Company”) today announced its shareholders approved a further extension of the period of time that the Company has to consummate its proposed business combination (the “Business Combination”) with X-Energy Reactor Company, LLC, a Delaware limited liability company (“X-energy”) to November 6, 2023. At the extraordinary general meeting of the Company, holders of 1,392,821 of the Company’s Class A ordinary shares exercised their right to redeem their shares for a pro rata portion of the funds in the Company’s trust account in connection with the announcement of the second extension, reflecting redemptions of approximately 3.0% of the total Class A ordinary shares outstanding. As a result, approximately $482,395,329.56 will remain in the Company’s trust account. Following the redemption, the Company’s remaining number of issued and outstanding Class A ordinary shares was 45,604,260.

As previously announced, AAC and X-energy entered into a Business Combination Agreement, dated as of December 5, 2022 (as amended on June 11, 2023 and as it may be further amended or supplemented from time to time, the “Business Combination Agreement”), by and among AAC, X-energy and, solely for purposes of Section 1.01(f), Section 6.25 and Article IX of the Business Combination Agreement, certain other parties thereto. It is currently expected that the Business Combination will be consummated in the third quarter of 2023.

About Ares Acquisition Corporation

Ares Acquisition Corporation (NYSE: AAC) is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

On July 12, 2023, AAC filed a definitive proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with its solicitation of proxies for the Shareholder Meeting. In connection with the Business Combination with X-energy, AAC filed a registration statement on Form S-4 on January 25, 2023 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto, filed on March 24, 2023, June 12, 2023, July 3, 2023 and July 25, 2023, respectively, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Additional Contributions and the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions, including as a result of redemptions or the failure by shareholders to adopt the Second Extension Amendment Proposal; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the proposed business combination; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-Energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

INVESTOR RELATIONS CONTACT

Ares Acquisition Corporation

Investors:

Carl Drake and Greg Mason

+1-888-818-5298

IR@AresAcquisitionCorporation.com

Media:

Jacob Silber

+1-212-301-0376

media@aresmgmt.com